UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SITI-SITES.COM, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                               Lawrence M. Powers
                                  47 Beech Road
                               Englewood, NJ 07631
                                  201-567-4904

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 9, 2004
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

CUSIP No.                         SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence M. Powers
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

      PF
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        6,918,333
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,918,333
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,736,666 (including 4,818,333 shares held by his son and director, Barclay V. Powers)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      47.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      The name of the issuer with respect to which this Schedule
13D is being filed is Siti-Sites.com, Inc., (hereinafter called the "Issuer"). The address of the Issuer's principal executive offices is 47 Beech Road, Englewood, New Jersey 07631. This statement relates to the Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2. Identity and Background.

      (a) This Schedule 13D is being filed on behalf of Mr. Lawrence Powers, the Chairman and Chief Executive Officer of the Issuer.

      (b) Mr. Powers' home address and his principal place of business is 47 Beech Road, Englewood, NJ 07631.

      (c) During the last five years, Mr. Powers has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (d) During the last five years, Mr. Powers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) Mr. Powers is a United States citizen.

           In October and November, 2003 Lawrence M. Powers, Chairman/CEO made two loans to the Company for a total of $22,000, maturing October 30, 2004, at 6% interest per annum, payable with principal at maturity. The funding is to finance ongoing activity of the Company. In January-February, 2004, the major investors in the Company agreed to provide an additional $63,000 in equity funds, consisting of $41,000 in cash, and the cancellation and conversion to common stock of the Chairman/CEO's recent loans of $22,000. The total financing is being applied to the purchase of 1,260,000 shares of common stock at $.05 per share by these major investors. As a result of this stock purchase transaction, which completed in June, 2004, the Company's outstanding stock increased from its present 23,418,178 shares, to 24,678,178 shares.

      As a result of the above transactions, Lawrence M. Powers owns 6,918,333 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

      (a) Lawrence M. Powers directly and beneficially owns 11,736,666 shares of Common Stock (See Item 2), representing approximately 47.6% of the Common Stock. Beneficial ownership includes an additional 4,818,333 shares held by his son and director, Barclay V. Powers.

      (b) Lawrence M. Powers has sole voting and dispositive power with respect to the shares of Common Stock owned by Lawrence M. Powers.

      (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

      (d) No person other than Lawrence M. Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned by Lawrence M. Powers.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None, other than as described in Item 2.

Item 7. Material to be Filed as Exhibits.

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  Lawrence M. Powers

Date: June 15, 2004                               /s/ Lawrence M. Powers
                                                  ------------------------------